Exhibit 10.43

[LETTERHEAD OF INCYTE GENOMICS, INC.]

February 12, 2003

Dr. Robert Stein

Dear Bob,

I am providing this letter to document our recent discussions regarding your continued employment with Incyte.

We have agreed to the following conditions:

1)	Your base salary will be increased to $22,000 per bi-weekly pay period (equivalent to $572,000 on an annualized basis; this equates to the $6,000 per month increase we have discussed).

2)	Incyte will grant you a retention bonus in the amount of $330,000 in consideration for your continued employment for at least 24 months from the date you on which you sign this document. This payment is taxable. If you voluntarily terminate your employment with Incyte within this 24-month period, you will be required to pay to the Company liquidated damages resulting from breach of your continued employment obligation. The amount of such liquidated damages shall initially be $330,000 should you terminate your employment during the first month of this period, and shall decrease by $13,750 per month (i.e., by 1/24 of the initial amount) each ensuing month over the remainder of the 24-month period.

3)	Incyte will grant you an option to purchase 60,000 shares of Incyte common stock at an exercise price equal to the fair market value of the common stock on the date of Compensation Committee Approval. These options will vest over a four-year period with a one-year cliff. The specific terms and conditions of this grant will be set forth in a Stock Option Agreement to be entered in between you and the Company.

4)	If the Company and the Board of Directors require you to relocate from your residence in Palo Alto, California, to another location on behalf of the Company, you may choose, by written notice given to the Company’s Chief Executive Officer within 60 days of Incyte’s notice to you of the need to relocate, to require Incyte to assume responsibility for the sale of your home. If Incyte assumes such responsibility, Incyte will become the owner of your home and will pay you, upon closing of the sale of your home, the gross purchase price (as set forth in your home purchase contract) you paid for your home. If you choose not to have Incyte assume such responsibility, if the gross selling price of your home, as set forth in the home sales contract, is less than the gross purchase price you paid, as set forth in your home purchase contract, Incyte will pay you, in cash, an amount equal to the difference between such purchase price and such selling price.

In order to confirm your agreement with and acceptance of these terms, please sign one copy of this letter and return it to me. The other copy of this letter is for your records. Should you have any other questions about these considerations, please contact me.

Sincerely, /s/ PAUL A. FRIEDMAN Paul A. Friedman Chief Executive Officer

I have read and understand the terms in this letter. I agree to the terms set forth in this letter.

/s/ ROBERT B. STEIN Robert B. Stein	Feb. 12, 2003 Date